EXHIBIT 99.2
                                                                    ------------

For Immediate Release                                              25 April 2003

                                      WPP
                                      ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                           LIKE-FOR-LIKE REVENUES FLAT
                           ---------------------------

               FIRST QUARTER OPERATING MARGINS IN LINE WITH BUDGET
               ---------------------------------------------------

Current Trading

Reported revenues fell by almost 4%. In constant currencies, first quarter revenues were up by over 1%. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were flat.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first quarter. In North America, revenues were up by over 1%. In Europe, the UK was down over 3% and Continental Europe up over 3%. Asia Pacific, Latin America, Africa and the Middle East was up over 3%.

By communications services sector, advertising and media investment management was up over 3%, information, insight and consultancy (renamed following the transfer of certain strategic marketing consulting companies from specialist communications) up over 4%, public relations and public affairs down 3% and branding and identity, healthcare and specialist communications down almost 2%.

Net new business billings of (pound)410 million ($660 million) were won during the first quarter. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients. The Group was ranked first in the absolute and relative Credit Suisse First Boston net new business survey for the first quarter.

First quarter operating margins are in line with budget, which indicated full year improvement of up to one margin point.

As noted when announcing the Group's preliminary results for 2002 the decline in like-for-like revenues lessened in each quarter of that year, from 9% in quarter one, to 8% in the second quarter, to over 3% in quarter three and under 3% in quarter four. This continuous improvement has been maintained in the first quarter of 2003, with like-for-like revenues flat and North America showing revenue growth for the second consecutive quarter.

The Group's operating companies have continued their efforts to balance their staff costs to revenues, eliminate waste and improve efficiency. In the first quarter of 2003, on a like-for-like basis, the total number of people in the Group (excluding associates) fell by 1.4% from 49,848 on 31 December 2002

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                                                           WPP Group plc /Page 2

to 49,171 on 31 March 2003. In the first quarter of 2003, average headcount on a like-for-like basis is down over 5% compared with the first quarter of 2002.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of smaller scale acquisitions and share cancellations, whilst ensuring that these expenditures are covered by free cash generated.

In the first quarter of 2003 the Group completed acquisitions in advertising and media investment management in the United Kingdom, China, Germany, Italy, South Korea and Switzerland and in information, insight and consultancy in Portugal.

5,600,000 ordinary shares were purchased in the first quarter of 2003, at an average price of (pound)3.66 per share and total cost of (pound)20.2 million. All of these shares were cancelled. The rolling share buy-back programme continues at a target level of (pound)100 to (pound)150 million per annum, equivalent to approximately 2% of the current market capitalisation.

Net debt at 31 March 2003 was (pound)1,335 million, compared to (pound)1,505 million at the same date in 2002. Average net debt in the first quarter of 2003 was (pound)1,252 million compared to (pound)1,227 million in 2002, at 2003 exchange rates. In the twelve months to 31 March 2003, the Group's free cash flow was (pound)442 million. Over the same period, the Group's expenditure on capital, acquisitions, share repurchases and cancellations was (pound)489 million.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value and improve return on capital employed, continuing to develop the role of the parent company in adding value to our clients and people, developing our portfolio in high revenue growth geographical and functional areas and improving our creative quality and capabilities.

For further information:
Sir Martin Sorrell      )        44 207 408 2204
Paul Richardson         )        1 212 632 2301
Feona McEwan            )


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

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                                                           WPP Group plc /Page 3

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended March 31, 2003

                                                       Revenue         Constant
                                                       Growth          Currency
Region                                                 Reported        Growth(1)
------                         2003          2002      2003/2002       2003/2002
                               (pound)m      (pound)m  %                %
North America                  401.2         443.4     -9.5             1.4
United Kingdom                 147.5         152.9     -3.5             -3.5
Continental Europe             228.8         204.8     11.7             3.5
Asia Pacific, Latin America,
Africa
& Middle East                  131.0         144.7     -9.5             3.6
                               -----         -----     ----             ---
TOTAL GROUP                    908.5         945.8     -3.9             1.4
                               -----         -----     ----             ---


                                                        Revenue        Constant
                                                        Growth         Currency
Communications Services                                 Reported       Growth(1)
-----------------------        2003          2002       2003/2002      2003/2002
Sector                         (pound)m      (pound)m   %              %
------

Advertising, Media
Investment
Management                     414.7          426.5      -2.8           3.1
Information, Insight &
Consultancy(2)                 161.0          159.3       1.1           4.6
Public Relations
& Public Affairs               103.2          114.0       -9.5          -3.0
Branding & Identity,
Healthcare and                 229.6          246.0       -6.7          -1.7
Specialist Communications(2)
                               -----          -----       ----          ----
TOTAL GROUP                    908.5          945.8       -3.9          1.4
                               -----          -----       ----          ----

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(1)  Constant currency growth excludes the effects of currency  movements.
(2) In 2003 certain of the Group's Specialist Communications companies in strategic marketing consulting were moved into the renamed Information, Insight & Consultancy Sector. As a result the comparative figures for both Information, Insight & Consultancy and Branding & Identity, Healthcare and Specialist Communications Sector have been restated to reflect this change.

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